PEARSON

02 JUL -8 AM 10:56

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

28 June 2002

02042421

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Thirteen Forms G88(2) - Return of Allotments of Shares
2. One form Schedule 11 – Notification of Interests of Directors
3. Four announcements

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

p.p. C. Abraham.

Julia Casson
Company Secretary

dw 7/9

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

02 JUL -8 AM 10:56

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	5	6	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2869	623	1278
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	0.636p	1.435p	5.728p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,134
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/6/02

A director / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/JN/4536
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 53723

Company name in full: PEARSON PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	5	6	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	157	286	229
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	2.865p	2.006p	1.265p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Ltd Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 472
Name BNY /Nominees/ Limited Address 30 Cannon Street London UK Postcode EC4M 6XH	Class of shares allotted Ordinary	Number allotted 853
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/TW/4657

Tel : 01903 833692

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	5	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,456		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	676.4p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Ltd Address: 12 Tokenhouse Yard London UK Postcode: EC2R 7AN	Class of shares allotted: Ordinary	Number allotted: 1,077
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/TW/4600
Tel : **01903 833692**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	5	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,840		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	486.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 13,776
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jun Cepe **Date** 13/6/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/CN/4680 Tel : 01903 833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	22	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,077		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 8,510
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 13/6/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/CN/4670 Tel : 01903 833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	4	2002	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5010		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BNY Nominees Limited BO 011	Class of shares allotted	Number allotted
Address 30 Cannon Street	Ordinary	1,529
London		
UK Postcode EC4M 6XH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 24/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/CN/4761
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 12 Month 06 Year 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	250		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	5.728p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London UK Postcode WC2R 0RL	Class of shares allotted Ordinary	Number allotted 6,474
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 25/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/4644
Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,474		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	825.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited ESOS 142CN Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25/6/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/CN/4780 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	128	215	1,186
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	2.006p	5.728p	2.865

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Bank of New York Nominees Ltd (ref BO011) Address 30 Cannon Street London UK Postcode EC4M 6XH	Class of shares allotted Ordinary	Number allotted 5010
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/TC/4558 Tel : **01903 833406**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	7	6	2002	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,510		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	5.728p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,077
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/JN/4448 Tel 01903-833692
DX number DX exchange

~~PLEASE COMPLETE~~ IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	6	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,776		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	6.764p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS (ID:142CN) Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 7,840
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 27/5/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/JN/4496
Tel : **01903 833406**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	5	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,077		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	572.8p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS (ID:142CN)	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard London	Ordinary	1,456
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Julie Cesse **Date** 27/5/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex. BN99 6DA
Esp/Ex C/JN/4497 Tel : **01903 833406**
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From			To		
Day	*Month*	*Year*	*Day*	*Month*	*Year*
5	6	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	315	366	644
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	0.636p	1.435p	5.728p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/6/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/TW/4656

Tel : **01903 833692**

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	05	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,134		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Ltd Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Ordinary	1,433
Name BNY /Nominees/ Limited Address 30 Cannon Street London UK Postcode EC4M 6XH	Ordinary	4,009
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11/6/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Lloyds TSB Registrars

The Causeway, Worthing, West Sussex. BN99 6DA

Esp/Ex C/TW/4656 Tel : 01903 833692

DX number DX exchange

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

DAVID CHARLES MAURICE BELL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

728

8. Percentage of issued class

0.00009%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

820.64P

13. Date of transaction

07/06/2002

14. Date company informed

10/06/2002

15. Total holding following this notification

50,166

16. Total percentage holding of issued class following this notification

0.00627%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

11 JUNE 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

LORD BURNS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

16

8. Percentage of issued class

0.000002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

820.64P

13. Date of transaction

07/06/2002

14. Date company informed

10/06/2002

15. Total holding following this notification

1,348

16. Total percentage holding of issued class following this notification

0.00017%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

11 JUNE 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

JOHN MAKINSON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

387

8. Percentage of issued class

0.00005%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

820.64P

13. Date of transaction

07/06/2002

14. Date company informed

10/06/2002

15. Total holding following this notification

29,007

16. Total percentage holding of issued class following this notification

0.00362%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

11 JUNE 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

MARJORIE SCARDINO

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

1,334

8. Percentage of issued class

0.000167%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

820.64P

13. Date of transaction

07/06/2002

14. Date company informed

10/06/2002

15. Total holding following this notification

82,679

16. Total percentage holding of issued class following this notification

0.01033%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

11 JUNE 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

LORD STEVENSON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

LORD STEVENSON OF CODDENHAM	**1,387**
CLOACA MAXIMA	**170**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7. Number of shares / amount of stock acquired

1,557

8. Percentage of issued class

0.00019%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

25P ORDINARY SHARES

12. Price per share

820.64P

13. Date of transaction

07/06/2002

14. Date company informed

10/06/2002

15. Total holding following this notification

111,574

16. Total percentage holding of issued class following this notification

0.01393%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

OPERATION OF EVERGREEN MANDATE

24. Name of contact and telephone number for queries

JENNIFER MURPHY – 020 7010 2256

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

11 JUNE 2002

10 June 2002

Company Announcements Office
Primary Markets Division
The London Stock Exchange
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

Dear Sirs

Pearson plc (the ***Company***)

In 1999, the Company established the Pearson Reward Plan (the ***Plan)*** for the purpose of providing a long term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (***Shares***) – Pearson Premium Option awards and Pearson Equity Incentive (***PEI***) awards.

The vesting level of PEI awards is dependent on the Company's performance over a three year period, measured in terms of free cash flow per Share. On 8 June 2002, the PEI awards granted in 1999 vested as to 97.2 per cent. of the Shares originally comprised in the award. These Shares are normally subject to a two-year retention period following vesting. Accordingly, if a participant calls for Shares before 8 June 2004, he or she is generally only permitted to sell sufficient Shares to discharge tax liabilities. The latest date on which the Shares may be called is 8 December 2004.

The number of Shares which each of the executive directors became entitled to call for, without payment, was as follows:

MMS Scardino – 54,029 Shares
JC Makinson – 30,874 Shares
DCM Bell – 26,890 Shares
P Jovanovich – 46,586 Shares

Mourant & Co. Trustees Limited, as trustee of the Pearson Employee Share Ownership Trust, (the ***Trust***) holds sufficient Shares to satisfy these PEI awards.

As a result of participants electing to receive Shares immediately on vesting of PEI awards (and thus being required to hold an after-tax number of Shares during the two year retention period) the number of Shares held by the Trust has reduced from 1,018,384 Shares to 897,255 Shares. None of the above directors has called for the shares to which they are now entitled.

Each of the executive directors of the Company is, for Companies Act purposes, regarded as interested in all the Shares held by the Trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

Yours faithfully

Stephen Jones
Deputy Secretary

10 June 2002

The Manager
Company Announcements Office
Primary Markets Division
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

Dear Sirs

The Pearson Employee Share Trustees Limited has received an additional 4,039 ordinary shares of 25p each in the company as a result of a Dividend Reinvestment Plan effective on 7 June 2002. These shares will be held under the Pearson Employee Share Trust and will be available to satisfy conditional awards of shares to various Pearson executive directors and certain executives under the company's Incentive Share Plan. The release of the shares to the executive directors is dependent on certain performance targets being met.

The value of these shares was 820.64p per share in accordance with the terms of the Dividend Reinvestment Plan and the market value of the shares on 7 June 2002.

As the Trust is a discretionary trust under which all employees (including executive directors) of Pearson are potential beneficiaries, each executive director is treated for Companies Act purposes as interested in the shares referred to above.

Yours faithfully
PEARSON plc

Stephen Jones
<u>Deputy Secretary</u>

JEB/CA

10 June 2002

The Manager
Company Announcements Office
Primary Markets Division
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

Dear Sirs

In accordance with the requirements of section 329(1) of the Companies Act 1985, we hereby notify you that, after the Dividend Reinvestment issue in respect of the final dividend for the year ended 31 December 2001, which was paid out on Friday, 7 June 2002, the following executive director of the company is interested, under the company's Incentive Share Plan, in additional ordinary shares of 25p each in the company as detailed below:-

Name of Director	Maximum Number of Additional Shares subject to Conditional Award under the Plan
Lord Stevenson	1,232 shares

The value of these shares was 820.64p per share in accordance with the terms of the Dividend Reinvestment Plan and the market value of the shares on 7 June 2002.

No consideration was paid for the awards in respect of the additional shares referred to above. The shares covered by the conditional award will vest in the directors if and to the extent certain performance criteria have been met at the end of the incentive period and/or at the discretion of the Pearson Employee Share Trustees Limited, the Trustee of the Scheme.

Yours faithfully
PEARSON plc

Stephen Jones
Deputy Secretary

JEB/CA

27 June 2002

Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sirs

Non-Executive Directors' Share Purchase Plan

Please find below details of purchases of ordinary shares made on 27 June 2002 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock	Price per Share	Total Holding Following Notification	Total Percentage Following Notification
Lord Burns	222	0.000028%	671.20p	1,402	0.00015%
Reuben Mark	289	0.000036%	671.20p	11,459	0.00139%
Vernon Sankey	222	0.000028%	671.20p	1,375	0.00014%
Gurvirendra Talwar	914	0.000114%	671.20p	5,650	0.00059%

If there are any questions in connection with this matter, please do not hesitate to contact me.

Yours faithfully

Stephen Jones
Deputy Secretary

SAJ/DC